August 21, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:       Home Federal Bancorp, Inc. of Louisiana
Registration Statement on Form S-1
File No. 333-149677

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-149677), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on March 12, 2008, and became effective on May 13, 2008.

The Registrant has determined not to proceed with the transactions covered by the Registration Statement.  No securities have been sold or will be sold pursuant to the Registration Statement.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Home Federal Bancorp, Inc. of Louisiana, 624 Market Street, Shreveport, Louisiana 71101, with a copy to the Registrant's counsel, Elias, Matz, Tiernan & Herrick L.L.P., 734 15th Street, N.W., 11th Floor, Washington, D.C. 20005, Attention: Raymond A. Tiernan, Esq.  If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Tiernan or Philip R. Bevan at 202-347-0300.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the Commission Staff.

    Very truly yours,

    Home Federal Bancorp, Inc. of Louisiana

    By:        /s/Daniel R. Herndon
                   Daniel R. Herndon
    President and Chief Executive Officer
cc:           Kathryn McHale, SEC